Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	NAME AND ADDRESS

Electra Battery Materials Corporation. (the “Company”)

133 Richmond Street W, Suite 602

Toronto, Ontario

M5H 2L3

ITEM 2	DATE OF MATERIAL CHANGE

February 27, 2024

ITEM 3	NEWS RELEASE

The Company issued a news release on February 27, 2024 relating to the material change, which was disseminated through Business Wire and subsequently filed on SEDAR+.

ITEM 4	SUMMARY OF MATERIAL CHANGE:

The Company announced that the Company and the holders (the “Noteholders”) of US$51 million principal amount of 8.99% senior secured convertible notes (the “Notes”) entered into an agreement (the “Waiver”) whereby the Noteholders have agreed, subject to certain conditions, to a postponement in the unpaid payment of interest on the Notes payable on the August 15, 2023 and February 15, 2024 interest payment dates (the “Interest”) under the convertible note indenture dated as of February 13, 2023 (the “Indenture”) that governs the Notes.

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

The Company and the Noteholders entered into the Waiver whereby the Noteholders have agreed, subject to certain conditions, to a postponement in the unpaid payment of Interest on the Notes payable on the August 15, 2023 and February 15, 2024 interest payment dates under the Indenture that governs the Notes. Pursuant to the Waiver, the Company is required to make payment of accrued Interest on August 15, 2024, other than the Interest to be paid through the Share Issuance (as defined below). In the event of a default by the Company under the Indenture, the Company is required to pay the Interest immediately. Pending repayment, the Interest will be treated as additional principal amounts of Notes entitled to the same rights as the Notes under the Indenture, including the accrual of additional interest under the Indenture and the right to convert into common shares in the capital of the Company (“Common Shares”).

The Company has agreed to satisfy US$400,732 of the Interest through the issuance of Common Shares to certain Noteholders (the “Share Issuance”). The Share Issuance will occur at a deemed value equivalent to 95% of the volume weighted average trading price of the Common Shares for the five trading days immediately prior to the issuance. The Share Issuance remains subject to the approval of the TSX Venture Exchange (the “TSXV”), and the Company will issue a further news release once the Share Issuance has been completed confirming the final number of Common Shares issued.

In addition, subject to certain conditions, the Noteholders have agreed to waive the requirement set out in the Indenture for the Company to file a registration statement to provide for the resale of the Common Shares underlying the Notes and the common share purchase warrants issued on February 13, 2023.

ITEM 6	RELIANCE ON SUBSECTION 7.1(2) of national instrument 51-102

Not applicable. This report is not being filed on a confidential basis.

ITEM 7	OMITTED INFORMATION

Not applicable

ITEM 8	EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and this report:

Trent Mell

Chief Executive Officer

Telephone: 416 900-3891

ITEM 9	DATE OF REPORT

February 27, 2024

Cautionary Note Regarding Forward-Looking Statements

This report may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Such forward-looking statements include, without limitation, statements regarding completion of the Share Issuance and the postponement of the Interest. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.